Mail Stop 6010

December 15, 2008

Richard C. Williams
Interim Chief Executive Officer
Cellegy Pharmaceuticals, Inc.
128 Grandview Road
Boyertown, PA 19512

> **Re:** **Cellegy Pharmaceuticals, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 13, 2008**
> **File No. 333-155322**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-4

General

1.  Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to the security holders of either company.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. Please explain what consideration has been given to filing the material agreements of Adamis' as exhibits to this registration statement. If you have concluded that these agreements need not be filed at this time, please tell us which agreements will be filed after the merger and when you will file them.

4. We note that you amended the terms of the merger agreement on November 11, 2008 but that the agreement filed with the registration statement is dated February 12, 2008. Please ensure that the latest form of the agreement is filed with the registration statement along with any applicable amendments.

5. Your current interim financial information is now stale. Please provide updated interim financial information through September 30, 2008.

6. We note that a number of your exhibits have not been filed. We will need time to review these amendments once they have been filed. Please file them as soon as practicable.

Summary, page 15

The Companies, page 15

7. Please revise the description of Cellegy to more clearly explain its role in the Savvy phase 3 clinical trial. Please explain what is involved in "monitoring" and providing "regulatory support." The more detailed discussion appearing later in the document should also discuss your rights to use the results of the clinical trials and any limitations on those rights.

8. Has your avian flu product candidate received Fast Track designation? If it has not, it seems speculative to state that it could qualify for accelerated approval.

9. Please revise the Summary to identify the Adamis products that are commercially available and clarify that Cellegy does not have any commercially available products.

10. Please revise the discussion of the Adamis product candidates to disclose each product's current stage of development.

Conditions to Completion of the Merger, page 17

11. Please indicate which conditions can be waived.  For example, the effectiveness
    of the registration statement cannot be waived and the covenants and obligations
    that would have a material adverse effect on the combined company should be
    identified.  Similarly revise the risk factor discussion on page 22 titled "If the
    conditions to the merger are not met, the merger may not occur."

Interests of Certain Persons in the Merger, page 18

12. Please disclose the aggregate percentage of outstanding shares of Cellegy which
    are held by Cellegy's directors, executive officers and their affiliates and the
    aggregate percentage of outstanding shares of Adamis which are held by Adamis'
    directors, executive officers and their affiliates.  See Item 3(h) of Form S-4.

Market Price Data and Dividend Information, page 20

13. Please revise your disclosure to indicate the effect of the transaction on the
    amount and percentage of beneficial holdings of each of the greater-than-five
    percent beneficial holders, each director and nominee and all directors and
    officers as a group and Cellegy's present commitments to these holders.  See
    Regulation S-K Item 201 (b) (2).

Risk Factors, page 21

Risks Related to the Merger, page 21

Some of Cellegy's and Adamis' officers and directors may have conflicts of interest in
recommending that you vote in favor of the merger…, page 21

14. Please revise your disclosure in this risk factor to identify which directors and
    officers have conflicts of interest and the nature of the conflict.  The disclosure
    should be quantified to the extent applicable, including any compensation and
    benefits that will be received, the number of options that will accelerate and the
    weighted average exercise price of the options.   Please note the cross reference to
    other portions of the document is not sufficient.  The risk factor discussion should
    include facts necessary to understand the nature and extent of the risk.

"Failure to complete the merger may result in Cellegy or Adamis paying a termination
fee …" page 21

15. Please expand your first bullet point in this risk factor to describe the circumstances under which Cellegy or Adamis will be required to pay the termination fee.

"The number of shares that Cellegy stockholders will be entitled to receive at closing will depend upon the net amount of Cellegy's net working capital." page 23

16. You state, "The items that will affect the amount of Cellegy's net working capital are subject to several factors, many of which are outside of Cellegy's control." Please revise this risk factor to specify these factors and provide examples.

Cellegy and Adamis may not achieve the benefits they expect from the merger…" page 23

17. We note that one of the challenges you expect to face is retaining existing strategic partners and suppliers. If any such parties have indicated intent to cancel agreements or arrangements due to the transaction, please provide disclosure about the situation. Additionally, if any of the Cellegy agreements include provisions allowing the other party to terminate an agreement upon a change in control, please disclose this information along with the identity of the party, the nature of the agreement and the effect the termination would have on your business.

Risks Related to Cellegy, page 24

"Cellegy sold a material portion of its assets to a third party…" page 24

18. The risk you are disclosing is not clear. Please revise to explain how your business and operations will differ from the description of your business and operations as described elsewhere in the filing, including the description of business, Management's Discussion and Analysis of Financial Condition and Results of Operations, and the financial statements.

"The type and scope of patent coverage Cellegy has may limit the commercial success…." page 25

19. To the extent that you are aware of organizations engaged in research and development efforts that overlap with your products, please identify them and briefly describe the overlapping interests.

20. Please disclose whether there are any organizations which currently have legally blocking proprietary rights of which Cellegy is aware.

21. Please describe your current patent exposure to foreign jurisdictions and whether you are aware of any infringement of your patents in such jurisdictions.

"Cellegy has very limited staffing…" page 25

22. Please state whether you maintain employment contracts with your key personnel and disclose the term and termination provisions of the same if applicable.

23. To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties.  Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

 "Cellegy's corporate compliance programs cannot guarantee that Cellegy is in compliance…" page 26

24. Please revise this risk factor to identify the foreign jurisdictions under which Cellegy is subject to regulation.

25. Please expand this risk factor to identify the third parties on which you rely and which compliance functions such third parties conduct on your behalf.

"Cellegy's stock price could be volatile." page 26

26. To illustrate the fluctuations of your share price, please provide a range of Cellegy's share price during the past year.  Please note that it is not necessary to provide a market price table as the disclosure of the high and low price during this time period is sufficient.

Risks Related to The Business and Operations of Adamis, as the Combined Company, After the Merger, page 26

"Adamis' limited operating history may make it difficult…" page 26

27. Rather than referencing "risks inherent in the growth of an early stage company," revise your discussion to identify these risks.

"The combined company will require additional financing…" page 27

28. Please expand your disclosure here to include a discussion of current liabilities.

29. Quantify how much additional financing you expect the combined company will need and when you expect it will need the additional financing.

30. Please update the disclosure related to cash on hand to a more recent date.

"Adamis has incurred losses since inception and anticipates that the combined company will continue…" page 28

31. Please revise to quantify Adamis' losses for each of the last three years.

"Adamis is subject to the risk of clinical trial and product liability lawsuits." page 30

32. Please revise this risk factor to describe the limitations on your current insurance policies.

"If Adamis fails to obtain acceptable prices or appropriate reimbursement…" page 31

33. If any of your products are not eligible for reimbursement under Medicare, Medicaid or private insurance plans, please revise the discussion to identify the product.

"Adamis may seek to enter into collaborative arrangements…" page 32

34. Please identify any current collaboration agreements.

"Even if the combined company receives regulatory approval…" page 32

35. If you are aware of any adverse effects, please identify them here or consider including a separate stand alone risk factor discussing adverse effects.

If Adamis suffers negative publicity concerning the safety of its products in development…" page 34

36. To the extent any concerns about safety have been raised, please identify the product candidate and describe the concerns.

"Neither Cellegy nor Adamis has ever paid cash dividends…" page 38

37. Please revise to explain that shareholders will not receive a return on investment unless the value of the shares increases which many or may not occur.

The Merger, page 45

Background of the Merger, page 45

38. Please file the promissory note agreement with Adamis as an exhibit to the registration statement.

39. Please revise the discussion to disclose the number of parties management contacted regarding a potential transaction and explain how these parties were selected. For example, if you were looking for companies of a particular size or with specific attributes, please include this information in the discussion. Additionally, describe the types of strategic transactions that were discussed with these companies. To the extent that there were any offers received by any of these parties or made to these parties, please identify the parties and the terms of these offers.

40. Please revise your discussions of the meetings between Cellegy and Adamis to provide more detail about each of these meetings. The discussion should identify the parties who were present at the meetings and the issues that were discussed. To the extent that the proposed terms of the transaction were revised during these meetings, these should also be discussed. In instances where you state that Management apprised the Board of progress and discussions, these statements should be expanded to describe the progress and discussions.

41. To the extent that the parties exchanged projections or other non-public information during this time, please provide us with a supplemental copy of this information, revise your document to describe the information that was exchanged and consider whether the information should be filed. To the extent you believe it is not material and therefore not required to be filed, please present an analysis supporting your determination.

42. Please identify each party's counsel and disclose when they were retained.

43. At a meeting on March 13, 2007 the Board discussed strategic alternatives for Cellegy. You state that the Board believed that a merger was the preferred alternative. Please explain the reason for this belief.

44. Please explain how the consideration was determined by Cellegy and Adamis. Please also disclose how this consideration compared to that proposed and considered by the other potential transaction candidates.

45. Please revise the discussion of the February 12, 2008 meeting to describe the financial information and analysis regarding Adams presented by Mr. Williams and Mr. Caso.

46. Please identify your director who introduced Adamis to Mr. Williams and describe the other business contacts through which he knew of Adamis.

Cellegy's Reasons for the Merger, page 50

47. On page 51, please state the percentage of the combined company that the Cellegy stockholders will receive in the transaction and explain why this was a factor weighing in favor of the transaction.

Interests of Cellegy's Board of Directors and Executive Officers in the Proposed Transaction, page 53

48. Please identify which specific directors and officers have interests in the proposed transaction other than or in addition to the interests of Cellegy stockholders generally and describe the specific interests of each officer and director.

49. Please revise to disclose the aggregate amount of change in control and severance payments, respectively, that you may be required to pay.

Financial Analysis, page 54

50. Please provide us supplementally with copies of any non-public information — documents, financial forecasts, projections and presentations — used by the companies in the merger negotiations. We may have additional comments.

Enterprise Value Compared to Historical Revenues, page 55

51. Please identify the independent investment banking firm investment report which you reference in this section. Is this report publicly available or was it prepared on your behalf? If this is a publicly available report, please explain the intended purpose of the report.

52. Please provide an expanded discussion of how you used this report to assist you in determining the enterprise value.

Interests of Cellegy's Directors and Executive Officers in the Merger, page 59

53. Your disclosure indicates that the continued service of your directors and the stock option grants are instances where your officers and directors have interests that differ from other shareholders. The use of the language "among other things" indicates that there are other factors that result in conflicts of interest. Please disclose all potential conflicts of interest of all Cellegy directors and officers in

connection with the merger.  Similarly, revise "Interests of Adamis' Directors and Executives in the Merger."

54. Disclose the option exercise price and the vesting terms of the option grants.

Interests of Adamis Directors and Executive Officers in the Merger, page 59

55. Please disclose any severance, change of control or acceleration of vesting provisions triggered by the merger.

Adamis' Business, page 76

Company Overview, page 76

56. Explain the basis for Adamis' belief that the syringe product has the potential to compete successfully shortly after the commercial introduction of the product.

57. Here and throughout the prospectus you refer to statistics regarding your industry, target markets or product candidates.  For example, see the following statements:

- The U.S. market for a low-cost epinephrine syringe is estimated to be over $150 million in annual sales;

- Adamis Labs intends to introduce an aerosolized inhaled nasal steroid that is designed to take a small share of the U.S. market for nasal steroid products estimated to be approximately $3 billion in annual sales;

- According to industry sources, annual U.S. sales for emergency epinephrine injectors were approximately $150 million in 2006 and have historically grown at a rate of approximately 15% per year

- The physicians that prescribe self-administered epinephrine are relatively concentrated, with over 70% of prescriptions originating from allergists and primary care physicians;

- In the U.S., an estimated 5% of the population suffers from insect sting anaphylaxis, up to 6% are latex sensitive and up to 1.5% of adults and 5% of children under three years of age experience food related anaphylaxis;

- Certain recent medical studies concluded that anaphylaxis is substantially under-diagnosed.  In January 2001, a published study revealed that up to 40 million Americans (15% of the total population) may be at risk for anaphylaxis, a significantly higher number than the historically estimated at-risk population; and

- Approximately 3,000 people in the U.S. die each year from anaphylaxis.

Please revise the prospectus to disclose your source of these and other similar statistics to the extent you have not already done so.

58. Please revise your disclosure to explain the basis for your projection that Adamis' aerosolized inhaled nasal steroid product could be introduced as early as the fourth calendar quarter of 2010 and the factors that will impact the actual launch date.

Adamis Labs, page 77

59. On page 78, please specifically identify the three customers that accounted for approximately 38%, 35% and 11%, respectively of Adamis' revenue.

Product Pipeline, page 78

60. Please identify the other party to the sterile manufacturing product supply agreement.

Epinephrine Pre-Filled Syringe, page 78

61. Please identify the brand referenced which dominates the emergency epinephrine market.

62. Please identify the manufacturers of EpiPen, EpiPen Jr., and Twinject.

63. Please provide the basis for your belief that there are only a limited number of companies possess the expertise to overcome the packaging and delivery challenges of introducing a competing product to the market.

Adamis Viral Therapies, page 83

64. We note that you state, "Yearly flu vaccination could become a thing of the past, as this technology could develop a long-lasting and broadly protective vaccine." This statement is too speculative. Given that all of your product candidates are in the early-stages and have not entered clinical trials, you should delete this statement, or explain to us why you believe it is reasonable.

65. Please disclose the name of the company of which Dr. Zanetti is a sole owner and with whom Adamis entered into an exclusive worldwide license. Please describe

the material terms of this agreement, including all amounts paid to date, aggregate potential milestone payments, and expiration and termination provisions.

## Phase I/II Trial, page 89

66. We note your reference to a "Phase I/II" trial for your avian vaccine product candidate. Please provide us your analysis supporting your determination that the trial meets all the requirements of both Phase I and Phase II trials. Additionally, disclose whether you will conduct another Phase II trial upon completion of this trial.

## Patents and Proprietary Technology, page 100

67. Please revise your disclosure to include a discussion of all material patents or groups of patents. The disclosure should include the related product or product candidates that are dependent on these patents and the expiration dates. Similarly revise the discussion of Cellegy's business to provide this information relating to their material patents.

## Adamis' Management's Discussion and Analysis…, page 102

68. We note the statement that the discussion of Adamis' financial condition and results of operations contains certain statements that are not strictly historical and include forward looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. As Adamis is not currently a reporting company, Adamis is not eligible for the safe harbor. Please revise your disclosure in this section to clarify that the safe harbor does not apply to forward looking statements relating to Adamis.

69. We note the disclaimer that you do not assume any obligation to update any forward-looking statements. Please represent to us that you understand that Rule 14a-9 of the Exchange Act imposes on registrants a duty to correct statements in soliciting materials. This comment also applies to the related disclaimer at the beginning of the Cellegy MD&A section on page 168.

## General, page 102

70. Please disclose the following information for each of your major research and development projects:

- The costs incurred during each period presented and to date on the project;

- The nature, timing and estimated costs of the efforts necessary to complete the project;
- The anticipated completion dates;
- The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
- The period in which material net cash inflows from significant projects are expected to commence.

Regarding the first bullet point above, if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding the second and third bullet points above, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Critical Accounting Policies and Estimates, page 103

Revenue Recognition, page 104

71. Please disclose the amounts for customer returns and other wholesaler fees recorded as a reduction to gross sales for all periods presented. Please reconcile the amounts recorded to the amount shown for 'Sales Returns Reserve Adjustment' on the statements of cash flows.

Discontinued Operations, page 106

72. Please revise your disclosure to clarify whether Adamis will have any significant continuing involvement in the operations of INL.

Results of Operations, page 106

Fiscal Year Ended March 31, 2008, page 107

Goodwill Impairment, page 107

73. Please clarify why the line item on the statement of operations is 'Goodwill Impairment' when this was the impairment of an intangible asset. Please tell us

how you initially valued the purchased distribution network and what assumptions changed which led you to believe that the entire amount of the intangible asset was impaired.

Liquidity and Capital Resources, page 108

74. Please revise your disclosure regarding cash used in operating activities to include an explanation for the change in accounts payable and accrued expenses for all periods presented.  In addition, please discuss the impact of the goodwill impairment for the year ended March 31, 2008.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 114

75. Please revise to present historical per share data as well as pro forma per share data on the face of the pro forma statement of operations for all periods presented together with the number of shares used to compute the per share data.  In the notes, please show in detailed disclosure how the number of pro forma common shares outstanding was determined for each pro forma statement of operations. Please explain why the amount of the pro forma weighted-average shares shown in note (F) is the same as the amount of weighted-average shares for Adamis in the consolidated statement of operations for the year ended March 31, 2008.

Executive Officers, page 114

76. Please expand the description of Mr. Hopkins previous experience to account for the period between 2005 and 2007.  See Regulation S-K, Item 401(e).

Principal Stockholders of Adamis, page 120

77. Please update the principal stockholders table to be as of the most recent practicable date.

78. Please confirm to us that the number of shares set forth in the principal stockholders table includes all shares underlying options exercisable within 60 days of the date selected.  Please also include a footnote to that effect.

79. Are the shares subject to the stock repurchase agreements included in the beneficial ownership table?  If they are, please identify these shares by footnote. If they have not been included, then please explain why.

Richard C. Williams
Cellegy Pharmaceuticals, Inc.
December 15, 2008
Page 13

Stock Repurchase Agreements, page 121

    80. Please indicate which officers and individuals received restricted shares under the stock repurchase agreements and the individual amounts received.

Description of Cellegy Securities, page 124

Common Stock, page 124

    81. Please expand your disclosure to describe any current bank credit or other agreements which restrict your ability to declare or pay dividends, if any.

Matters to be Presented to the Cellegy Stockholders, page 134

Cellegy Proposal No. 3 – Approval of Proposal to Amend Cellegy's Amended and Restated Certificate of Incorporation, Including to Effect a Name Change and Increase the Authorized Capital Stock, page 139

    82. Please revise your proxy solicitation to include these proposals as two separate proposals.

Increase in Authorized Capital Stock, page 140

    83. Please update the number of outstanding shares of Cellegy stock to be as of the most recent practicable date.

Cellegy Proposal No. 5 – Election of Directors, page 149

Executive Compensation, page 158

84. We note that Dennis Carlo, Richard Aloi, Robert Hopkins and David Marguglio will be the executive officers of the combined company.  Please revise this section to provide their compensation information as required by the information required by Item 18(a)(7) of Form S-4 and Item 402 of Regulation S-K.

85. Please expand your disclosure to include a narrative disclosure to your summary compensation table where you describe:

- the material terms of any compensation arrangements with your named executive officers that will be effective after the transaction; and

- the material terms of each option grant.

86. In your option equity awards at fiscal year end table, please break out the option numbers on an award-by-award basis.

Executive Compensation, page 158

Certain Relationships and Related Party Transactions, page 160

87. Since Cellegy is a smaller reporting company, please disclose information in this section with respect to fiscal year 2006 in addition to fiscal year 2007.  See Item 404(d) of Regulation S-K.

88. We note your disclosure of transactions or series of transactions in which the amount involved exceeds $120,000.  Since Cellegy is a smaller reporting company, the threshold for related transactions is the smaller of transactions that exceed $120,000 or 1% of the average of total assets at year end for the last two completed fiscal years.  Please revise to confirm that there were no related transactions during the last two fiscal years below the 1% of average assets threshold or provide details of transactions meeting this threshold.

Patents and Trade Secrets, page 164

89. Please revise to describe the material patents or groups of patents that you own or license.  Your discussion should include the product or product candidate that each patent relates to and the expiration date of the patent.  If the patents are licensed, please include the material terms of the license agreement.

License Agreements and Other Obligations, page 165

90. Please quantify the payments made to date under the agreement with Edwin Michaels relating to C31G technology and explain the significance of C31G technology to your operations.

91. Please revise the discussion of your agreement with Chemtura to quantify the payments made to date and the aggregate potential milestone payments. Additionally, disclose the number of shares underlying the warrant, the exercise price of the warrant and when the agreement expires.

92. Please file the note agreement between Biosyn and Ben Franklin Technology Center or tell us why you believe it is not required to be filed.

93. Please file the October 2007 amendment to the license agreement with CONRAD or tell us why you believe it is not required to be filed.

Adamis Consolidated Financial Statements

Note 1: Nature of Business and Summary of Significant Accounting Policies, page F-45

Research and Development, page F-47

94. Please disclose the types of costs included in research and development, including salaries, contractor fees, building costs, utilities, administrative expenses and allocations of corporate costs. In addition, please disclose the dollar amount of nonrefundable advance payments for goods and services that have been recorded as an asset in accordance with EITF 07-3.

Note 2: Acquisitions, page F-49

Acquisition of HealthCare Ventures Group, Inc., page F-49

95. Please clarify your disclosure that the excess purchase price was allocated to goodwill as it appears as though no goodwill was recorded.

Acquisition of International Laboratories, page F-50

96. Please explain to us why the excess of the purchase price over the fair value of the net assets acquired was allocated to intangible assets and how this was in compliance with SFAS 141.

Note 3: Discontinued Operations, page F-51

97. Please disclose how the sale of INL resulted in an estimated gain of approximately $6.7 million.

Note 10: License Agreement, page F-54

98. Please expand your disclosure to include the total amount of milestone payments that the company is obligated to make based on the commencement of various clinical trials and submissions of an application to the FDA for regulatory approval. In addition, please include the length of and termination provisions for the license agreement.

99. Please disclose the total amount of payment obligations in connection with the manufacturing agreement. In addition, please include the length of and termination provisions for the manufacturing agreement.

\* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:     C. Kevin Kelso, Esq.
        Weintraub Genshlea Chediak
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